SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                Amendment No. 3
                                       to
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                        BRAUVIN INCOME PROPERTIES, L.P. 6
                            (Name of Subject Company)

     ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
  MACKENZIE PATTERSON VALUE FUND 5,LLC; MACKENZIE PATTERSON SPECIAL FUND, L.P.
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
 C.E. Patterson                               Paul J. Derenthal, Esq.
 MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
 1640 School Street                           One Post Street, Suite 575
 Moraga, California  94556                    San Francisco, California  94104
 (925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 3 to Schedule 14D-1 amends the Schedule 14D-1 filed October 15, 1998, as amended on November 5 and November 13, 1998 (the "Schedule") by the above-named Bidders (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 3 is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on December 7, 1998. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 226 Units. The Purchasers and their Affiliates now hold beneficial ownership of a total of 231 Units, or approximately 2.9% of the total number of outstanding Units.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       December 11, 1998


ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P..

By MacKenzie Patterson, Manager

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE PATTERSON VALUE FUND 5,LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President